14047678

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 28 2014
Washington DC
404

SEC FILE NUMBER
8-51850

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
LiquidPoint LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
311 South Wacker Drive, Suite 4700
(No. and Street)

Chicago	**IL**	**60606**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Anthony J. Saliba **(312) 986-2000**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Anthony J. Saliba, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of LiquidPoint LLC, as of December 31st, 2013, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Anthony J. Saliba, President and Chief Executive Officer

Patricia M. Suerth
Notary Public

OFFICIAL SEAL
PATRICIA M. SUERTH
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 8-13-2016

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital Pursuant to Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Supplementary Report of Independent Registered Public Accounting Firm required by SEC Rule 17a-5(g)(1).

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

LiquidPoint LLC
December 31, 2013
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

(SEC I.D. No. 8-51850)

Building a better
working world

LiquidPoint LLC

Statement of Financial Condition

December 31, 2013

Contents

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

The Member and Board of Managers of
LiquidPoint LLC

We have audited the accompanying statement of financial condition of LiquidPoint LLC (the "Company") as of December 31, 2013, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

EY
Building a better working world

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of LiquidPoint LLC at December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 25, 2014

LiquidPoint LLC

Statement of Financial Condition

December 31, 2013

Assets	
Cash and cash equivalents	$ 6,089,089
Deposits with clearing organization	3,193,285
Receivables and unbilled revenue from brokers, dealers and clearing organization, net of allowance of $625,382	3,307,846
Accounts receivable and unbilled revenue, net of allowance of $50,247	1,755,503
Fixed assets, net of accumulated depreciation and amortization of $4,498,652	3,582,341
Goodwill	301,168
Receivables from affiliates	1,310,908
Other restricted deposits	203,057
Other assets	665,645
Total assets	$ 20,408,842
Liabilities and member's equity	
Liabilities:	
Accounts payable and accrued expenses	$ 1,626,183
Deferred revenue	352,725
Accrued compensation and other liabilities	2,878,634
Total liabilities	4,857,542
Member's equity	15,551,300
Total liabilities and member's equity	$ 20,408,842

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Description of Business

LiquidPoint LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a member of the Chicago Board Options Exchange ("CBOE"), the National Futures Association and various other options exchanges in the United States. The Company is also registered as an independent Introducing Broker with the U.S. Commodity Futures Trading Commission ("CFTC"). The Company provides listed options execution, brokerage and trading technology services on an agency basis to its institutional, prime broker, hedge fund, financial intermediary and options exchange customers. The CBOE serves as the Company's designated examining authority.

The Company is a wholly owned subsidiary of ConvergEx Group, LLC ("Group"). ConvergEx Holdings, LLC ("Holdings") owns 99% of the membership interests in Group, while GTCR Golder Rauner, LLC ("GTCR"), a private equity firm, owns the remaining membership interests in Group (together Holdings and Group to be referred to as "ConvergEx"). Holdings is owned by GTCR, the Bank of New York Mellon Corporation ("BNY Mellon"), management, and current and former directors and employees.

2. Significant Accounting Policies

The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and codified in the Accounting Standards Codification ("ASC"), as set forth by the Financial Accounting Standards Board ("FASB"). Significant accounting policies are as follows:

Use of Estimates

The preparation of the statement of financial condition, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

All unrestricted highly liquid investments with initial or remaining maturities of less than 90 days at the time of purchase are considered cash equivalents. These investments include demand deposits and money market accounts.

2. Significant Accounting Policies (continued)

Deposits with Clearing Organization

Deposits with clearing organization consist of cash deposits with The Options Clearing Corporation ("OCC").

Allowance for Doubtful Accounts

An allowance for doubtful accounts is based on the Company's assessment of the collectability of unbilled revenue, receivables from brokers and dealers, and fees receivable. The Company considers factors such as historical experience, credit quality, age of balances, and current economic conditions that may affect collectability in determining the allowance for doubtful accounts.

Fair Value of Financial Instruments

The carrying amounts reported on the statement of financial condition for cash and cash equivalents approximate fair value based on the on-demand nature of cash and the short-term maturity and the daily pricing mechanisms for cash equivalents. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables, other restricted deposits and accrued liabilities, are reported at their contractual amounts, which approximate fair value.

Fixed Assets

Fixed assets are reported at cost, net of accumulated depreciation and amortization. Furniture and equipment and computer hardware are depreciated on a straight-line basis over estimated useful lives between three and ten years. Purchased software costs are amortized on a straight-line basis over five years. Leasehold improvements are amortized on a straight-line basis over the life of the lease or the improvement, whichever is shorter.

The Company capitalizes certain costs incurred in connection with developing or modifying software for internal use. Qualifying internally developed software costs are capitalized and amortized over the estimated useful life of the software which is four years. The Company evaluates internally developed software for impairment whenever changes in circumstances indicate impairment could exist.

2. Significant Accounting Policies (continued)

Goodwill

Goodwill is not amortized, but is reviewed for impairment on at least an annual basis or whenever circumstances indicate impairment could exist. An impairment loss is recognized if the estimated fair value of the reporting unit is less than its book value.

Receivables from Affiliates

Receivables from Affilates consist of amounts owed primarily by Group, ConvergEx Execution Solutions LLC ("CES") and ConvergEx Prime Services ("CPS").

Other Restricted Deposits

Other restricted deposits consist of certificates of deposit held in connection with the Company's occupancy-related operating lease. The carrying amounts of these certificates of deposit on the statement of financial condition approximate fair value.

Other Assets

Other assets primarily consist of intangible assets, client specific set-up costs, and prepaid assets.

Identifiable intangible assets are amortized on a straight-line basis over their estimated useful life, which is three years from the date of the original acquisition, and are also reviewed for impairment whenever changes in circumstances indicate impairment could exist. Identifiable intangible assets consist of customer lists.

The Company has elected to capitalize client specific set-up costs of $270,126 within other assets on the statement of financial condition, for up-front development projects. Once the implementation is accepted by the client, the Company amortizes the costs over the estimated life of the service arrangement. Based on its historical evidence for similar transactions, the Company uses an amortization period of four years.

Accrued Compensation and Other Liabilities

Accrued compensation and other liabilities primarily consist of accrued compensation, payables to related parties and other miscellaneous liabilities.

2. Significant Accounting Policies (continued)

Income Taxes

The Company is a single member limited liability company and, as such is disregarded for federal, state, and local income tax purposes. The Company has recorded its apportioned share of state and local income taxes, including the New York City unincorporated business tax, pursuant to a tax sharing agreement ("TSA") between Group and the Company. Group, as the taxpayer of record, is responsible for payment of taxes to New York City for unincorporated business tax. The tax provision for the Company has been computed in accordance with the TSA. There is no provision for federal income tax because the Company's single member, Group, is a partnership for U.S. tax purposes. A partnership is generally not subject to federal, state, or local income taxes with the exception of certain unincorporated business taxes and minimum state taxes. For federal and state income tax purposes, the ultimate members of Group are responsible for reporting their allocable share of the Company's income, gain, losses, deductions, and credits on their tax returns. The effective tax rate differs from the statutory rate due to the apportioned amount of income to New York City.

3. Financial Instruments

All financial instruments are measured and reported on a fair value basis. The ASC defines fair value and establishes a framework for measuring fair value, as well as a fair value hierarchy based on inputs used to measure fair value.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

Fair Value Hierarchy

Financial assets and liabilities are classified based on inputs used to establish fair value as follows:

Level 1 – Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets;

3. Financial Instruments (continued)

Level 2 – Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured;

Level 3 – Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

At December 31, 2013, the Company did not own any financial assets or liabilities other than cash and cash equivalents or other assets and liabilities with short and intermediate term maturities and defined settlement amounts. Per the Company's accounting policies (Note 2), the carrying amounts of cash and other assets and liabilities with defined settlement amounts are reported at their contractual amounts, which approximates fair value.

4. Receivables and Unbilled Revenue from Brokers, Dealers and Clearing Organization and Accounts Receivable and Unbilled Revenue

At December 31, 2013, amounts receivable and unbilled revenue from brokers, dealers, and clearing organization include:

Broker-dealers receivables	$ 1,921,993
Broker-dealers unbilled revenue	1,250,404
Clearing organization receivables	135,449
Total receivables and unbilled revenue	$ 3,307,846

At December 31, 2013, accounts receivable and unbilled revenue include:

Accounts receivable	$ 879,882
Unbilled revenue	875,621
Total receivables and unbilled revenue	$ 1,755,503

5. Fixed Assets

At December 31, 2013, fixed assets were comprised of:

	Acquisition Value	Accumulated Depreciation and Amortization	Net Book Value
Internally developed software	$ 4,231,231	$ (1,964,420)	$ 2,266,811
Computer hardware	2,819,291	(1,903,852)	915,439
Leasehold improvements	107,696	(28,970)	78,726
Software	562,401	(430,082)	132,319
Furniture and equipment	360,374	(171,328)	189,046
Total	$ 8,080,993	$ (4,498,652)	$ 3,582,341

The Company capitalized $1,515,332 of internally developed software costs in 2013. The Company removed fully depreciated fixed assets totaling $216,783 during the year.

As of December 31, 2013, there were no assets under capital lease agreements.

6. Goodwill and Intangible Assets

The Company completed its annual evaluation of goodwill as of May 1, 2013, and determined no impairment charge was required. Subsequent to May 1, 2013, no events have occurred or circumstances have changed that would indicate that the fair value of goodwill had fallen below its carrying value.

Intangible assets are included within other assets on the statement of financial condition. The following table summarizes intangible assets as of December 31, 2013:

	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Customer lists	$ 1,565,330	$ (1,434,886)	$ 130,444

No events have occurred or circumstances have changed that would reduce the fair value of any of the intangible assets below their carrying values.

7. Deferred Compensation

The Company provides a portion of each executive's and other highly compensated individual's annual bonus as a long-term cash award. Awards are paid at the beginning of the year following the year the award was granted and in each of the two subsequent years. Expense related to these awards is recognized ratably over the service period of three years including the year for which the award was granted. The Company plans to make payments related to this program of $805,970, $427,312, and $230,800, in 2014, 2015, and 2016, respectively. Additionally, the Company granted a leadership award of $410,000 to certain employees in November 2013, that is payable in August 2014, provided the employees remain employed by the Company in good standing.

8. Retirement Savings Plan

All employees of the Company that meet eligibility requirements have the option of participating in the retirement savings plan of ConvergEx. Under the plan, participants may voluntarily contribute a portion of their wages on a tax-deferred basis. The Company may make discretionary matching or profit sharing contributions to the plan. The Company's retirement savings plan liability recorded in accrued compensation and other liabilities on the statement of financial condition was $117,773.

9. Concentration of Credit Risk

The Company may maintain cash and cash equivalents at financial institutions in excess of federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to significant credit risks.

Two customers accounted for, in aggregate, 13% of the accounts receivable balance at December 31, 2013.

10. Commitments and Contingencies

The Company is obligated under a non-cancelable operating lease to pay the following minimum rentals:

	Lease Payments
Year:	
2014	$ 511,830
2015	392,445
	$ 904,275

The operating leases are subject to periodic escalation charges. The Company's operating lease expires in September 2015.

11. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1") and CFTC Regulation 1.17 ("Regulation 1.17"). The Company has elected to operate under that portion of Rule 15c3-1 which requires that the Company maintain "net capital" equal to the greater of $100,000 or 6 2/3% of "aggregate indebtedness," as those terms are defined in the Rule. Regulation 1.17 requires the Company to maintain net capital equal to or in excess of $45,000 or the amount of net capital required by Rule 15c3-1, whichever is greater. At December 31, 2013, the Company had regulatory net capital of $5,196,768, which was $4,872,932 in excess of its minimum net capital requirement of $323,836. The Company's aggregate indebtedness to net capital ratio was 0.93 to 1.

The Company is also subject to OCC Rule 302 which requires maintenance of net capital equal to the greater of $2,000,000 or 6 2/3% of aggregate indebtedness. At December 31, 2013, the Company had $3,196,768 of net capital in excess of this minimum requirement.

Advances to affiliates, repayment of borrowings, dividend payments, distributions and other equity withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies. The Company is exempt from the provisions of Rule 15c3-3 pursuant to paragraph k(2)(ii) under the Securities Exchange Act of 1934.

12. Related-Party Transactions

The Company provides and receives a support service fee to cover shared expenses with ConvergEx and various affiliated entities, whereby certain management, administrative, and technical services are provided to and from the Company. In certain cases, the Company prepays or makes estimated payments to affiliates that exceed actual expenses incurred. At December 31, 2013, the Company had a net receivable of $438,165 from Group which is included in receivable from affiliates and a net payable of $280,230 to Holdings which is included in accrued compensation and other liabilities related to these services.

Under separate agreements, the Company supplies execution, clearing and referral services to CES. In addition, the Company incurs certain expenses related to this activity which are reimbursed by CES. At December 31, 2013, the Company had net receivables of $851,594 from CES relating to these services which are included in other assets.

The Company provides execution services to BNY Mellon. At December 31, 2013, the Company had net receivables of $89,284 from BNY Mellon relating to these services which are included in receivables and unbilled revenue from brokers, dealers and clearing organization on the statement of financial condition.

The Company also provides execution and software technology services to Pershing LLC ("Pershing"), a subsidiary of BNY Mellon. At December 31, 2013, the Company had net receivables of $62,062 from Pershing relating to these services which are included in receivables and unbilled revenue from brokers, dealers, and clearing organization on the statement of financial condition.

The Company provides office space and related services to CES and Eze Castle Software LLC ("Eze LLC"). Effective April 4, 2013, Eze LLC is no longer a related-party since it was sold by ConvergEx. The Company and several related-party entities under common control are party to an agreement with CES that permits CES to allocate a portion of its lease commitment to each entity, based on the portion that each entity is permitted to use and occupy as determined by CES.

The Company's Chief Executive Officer maintains significant ownership interest in SalibaCo, LLC ("SalibaCo") and minority ownership interest in Reagan.com, LLC ("Reagan.com"). SalibaCo owns greater than 5% but less than 10% of Reagan.com, in addition to the CEO's personal investment of less than 5%. Under a separate agreement, the Company supplies technical support and certain project management services to Reagan.com.

13. Subsequent Events

The Company makes monthly distributions to Group based on estimated monthly profits. The distributions paid in January and February 2014 were $500,000 and $130,000, respectively. There are no other capital withdrawals anticipated within the next six months other than normal monthly distributions to Group based on estimated monthly profits. The Company has evaluated all subsequent events through the date of issuance of the statement of financial condition and has determined that no subsequent events have occurred that would require disclosure in the statement of financial condition or accompanying notes.

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